Exhibit 12.1

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations	$12,294	$33,437	$79,751	$78,931	$61,731	$68,141	$199,475
Equity in earnings and gains on equity transactions of investees	(2,712)	(18,757)	(43,272)	(6,546)	—	—	(119,423)
Fixed charges	47,414	46,482	183,433	173,458	180,193	171,459	165,903
Distributions from investees	4,080	3,980	16,119	4,975	—	—	5,387
Capitalized interest	—	—	—	—	—	(489)	(335)
Adjusted Earnings	$61,076	$65,142	$236,031	$250,818	$241,924	$239,111	$251,007

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$47,414	$46,482	$183,433	$173,458	$180,193	$170,970	$165,568
Capitalized interest	—	—	—	—	—	489	335
Total Fixed Charges	$47,414	$46,482	$183,433	$173,458	$180,193	$171,459	$165,903

Ratio of Earnings to Fixed Charges	1.3x	1.4x	1.3x	1.4x	1.3x	1.4x	1.5x